DRAFT

STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

August __, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 61 (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-1A filed with the Securities and Exchange Commission (the "Commission").

The Amendment is marked to show changes made in response to comments of the Commission's staff (the "Staff") on Amendment No. 60 to the Registration Statement filed on June 17, 2011 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on July 27, 2011.  The Amendment also includes certain other non-material and conforming changes.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.  Unless specifically noted otherwise, all Staff comments and responses thereto apply to all of the Realty Portfolios.

Prospectus

General

1.
Staff Comment:  Please confirm that the Fund will not sell shares of the Realty Portfolios prior to issuing shares in the closing of the Realty Income Fund Reorganization, the Realty Equity Fund Reorganization and the International Realty Fund Reorganization (the "Reorganizations").

Response:  The Fund will not sell shares of the Realty Portfolios prior to issuing shares in the closing of the Reorganizations other than nominal share amounts issued to the Investment Manager in connection with obtaining consent to certain matters requiring approval by each Realty Portfolio's sole shareholder (e.g., approval of the Investment Management Agreement with respect to the Realty Portfolios).

Summary Section—Fees and Expenses

2.
Staff Comment:  Please confirm that, in connection with the expense limitation arrangements described in a footnote to each Realty Portfolio's fee table (the "Expense Limitation Agreements"), the Investment Manager does not retain a right to seek reimbursement from the Realty Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Realty Portfolio's Expense Limitation Agreement.

Response:  The Expense Limitation Agreements contain no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from any Realty Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.
Staff Comment:  Please clarify how the Fund may exercise the ability to amend an Expense Limitation Agreement as described in a footnote to each Realty Portfolio's fee table.  Specifically, clarify that only the Fund's Board of Directors may authorize amendment of the Expense Limitation Agreement on behalf of the Fund.

Response:  The relevant sentence has been revised as follows:

This agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, with respect to the Portfolio.

4.	Staff Comment: Please explain the reason for the high Other Expenses shown for Lazard International Realty Equity Portfolio (12.39% and 12.44% for Institutional Shares and Open Shares, respectively).

Response:  As of May 31, 2011, the Predecessor International Realty Fund's assets were $1.7 million, and actual Other Expenses for the Predecessor International Realty Fund for the fiscal year ended May 31, 2011 were 13.10%.  The Portfolio's Other Expenses were estimated using projected average daily net assets for the 2012 fiscal year of $1.6 million.  Due to this small portfolio size, fixed expenses, including certain service provider minimums and the custodial expenses of transacting in non-U.S. markets, have a large impact on the Portfolio's expense ratio.  The Other Expenses are expected to decline as assets increase.

Summary Section—Principal Investment Strategies

5.
Staff Comment:  Regarding the definition of "Realty Companies," please further explain how it is determined that the "investments, balance sheets or income statements" of a company "engaged in the healthcare, gaming, retailing, restaurant, natural resources and utility industries" and other companies are "real-estate intensive."  Specifically, describe any quantitative tests or other standards used to make this determination.

Response:   The following language has been added to "Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information About Principal Investment Strategies:"

The Portfolios consider a company to be "real estate-related" or "real estate intensive" if at least fifty percent (50%) of the company's actual or anticipated revenues, profits, assets, services or products are related to real estate including, but not limited to, the ownership, renting, leasing, construction, management, development or financing of commercial, industrial or residential real estate.

6.
Staff Comment:  Regarding the statement for each Realty Portfolio that it "may, but is not required to, write put and covered call options on securities and indexes," please explain whether the puts written will be covered or uncovered.

Response:  A so-called "covered call" (an investment term) would be covered by a Realty Portfolio holding in its investment portfolio the security on which the call option is written—with the security covering the Realty Portfolio's obligation, as the call option writer, to deliver the underlying security upon exercise of the call option.  While there is no similar term "covered put" as an investment term (because there is no underlying covering security to hold, as the put option purchaser holds the underlying security), each Realty Portfolio would cover its written put options in compliance with interpretations of the Commission and the Staff to avoid the put option being treated as a "senior security" under Section 18 of the 1940 Act, such as by segregating permissible liquid assets having a value equal to or greater than the exercise price of the put option to fulfill the obligation undertaken.

Summary Section—Principal Investment Risks

7.
Staff Comment:  Regarding the paragraph describing the risks of derivatives transactions, please review the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) and revise the Realty Portfolios' disclosure of risks of derivatives accordingly.

Response:  The referenced paragraph has been revised as follows:

Writing options on securities and indexes, including for hedging purposes, may reduce returns or increase volatility, perhaps substantially, and may cause the Portfolio to experience losses greater than if the Portfolio had not engaged in such transactions.  Writing options is subject to many of the risks of, and can be highly sensitive to changes in the value of, the related security or index.  As such, a small commitment to written options could potentially have a relatively large impact on the Portfolio's performance.  Purchasing options will reduce returns by the amount of premiums paid for options that are not exercised.  Over-the-counter options purchased on securities and indexes are subject to the risk of default by the counterparty and can be illiquid.

In addition, in light of the increased specificity given to disclosure in the Summary Section, the following paragraph has been added to "Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information About Principal Investment Risks" for Lazard International Realty Equity Portfolio:

Entering into forward currency contracts, including those entered into for hedging purposes, may reduce returns or increase volatility, perhaps substantially, and may cause the Portfolio to experience losses greater than if the Portfolio had not entered into such contracts.  Forward currency contracts are subject to the risk of default by the counterparty, can be illiquid and are subject to many of the risks of investments in, and can be highly sensitive to changes in the value of, the underlying currency.  As such, a small commitment to forward currency contracts could potentially have a relatively large impact on the Portfolio's performance.

Summary Section—Performance Bar Chart and Table

8.	Staff Comment: Please explain if the performance shown has been adjusted for fee differences between each Predecessor Fund and its corresponding Realty Portfolio.

Response:  No adjustments have been made for fee differences between each Predecessor Fund and its corresponding Realty Portfolio except that, since the Realty Portfolios do not impose front-end sales charges, all performance returns of the Predecessor Funds are shown without sales charges.  Since it is anticipated that each Realty Portfolio's Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement ("Net Expense Ratio") will be lower than the Net Expense Ratio of its corresponding Predecessor Fund, returns are likely somewhat understated than if the Realty Portfolio's Net Expense Ratio had been applied to the returns of the corresponding Predecessor Fund.

Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information About Principal Investment Risks

9.	Staff Comment: Please add disclosure regarding the effect of employing a temporary defensive strategy.

Response:  The following language is contained in "Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information About Principal Investment Risks":  "In pursuing a temporary defensive strategy, a Portfolio may forgo more profitable investment strategies and, as a result, may not achieve its stated investment objectives."

Shareholder Information—Account Policies, Dividends and Taxes—Tax Information

10.	Staff Comment: Consider adding disclosure explaining that dividends paid by REITs generally do not qualify as qualified dividend income.

Response:  Since the prospectus does not contain any discussion of qualified dividend income, we do not believe it is necessary to explain that dividends paid by REITs generally do not qualify as qualified dividend income.  However, the SAI, in "Taxation—Taxation of Portfolio Distributions," does explain that REIT dividends generally are not qualified dividend income nor are they eligible for the dividends received deduction.

Financial Highlights

11.
Staff Comment:  Please reconcile the statement that each Predecessor Fund's financial statements are included in the Predecessor Funds' annual report with the statement on the cover page of the SAI that "the most recent Annual Report to Shareholders for the Predecessor Funds is a separate document supplied with this SAI."

Response:  The relevant sentence in the prospectus has been revised as follows:  "This information has been audited by Deloitte & Touche LLP, whose report, along with each Predecessor Fund's financial statements, is included in the Predecessor Funds' annual report which is available on request and also is supplied with the SAI."

12.	Staff Comment: Please complete the "Year Ended May 31, 2011" column in the financial highlights table relating to each Realty Portfolio.

Response:  Each column has been completed.

SAI

Investment Restrictions

13.	Staff Comment: Please clarify which set of numbered investment restrictions apply to which Portfolios of the Fund.

Response:  The restrictions listed under the subheading "Portfolios Other Than the Realty Portfolios" apply to all Portfolios other than the Realty Portfolios, and the restrictions listed under the subheading "Realty Portfolios" apply to the Realty Portfolios.  We have further clarified, within the introductory language under each of these subheadings, that restrictions within each section relate only to the Portfolios other than the Realty Portfolios or the Realty Portfolios, as applicable.

14.
Staff Comment:  In restriction 6 under "Realty Portfolios," in (b), "may" should be "shall," because the Portfolios cannot reserve freedom of action to concentrate, or not concentrate, in Realty Companies.

Response:  The requested change has been made.

General

15.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Realty Portfolios' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund, on behalf of the Realty Portfolios, is filed with this letter.

*     *     *     *     *     *     *     *

Also filed with this letter are the acceleration requests from the Fund and its principal underwriter, requesting acceleration of the effective date of the Amendment so that it becomes effective as soon as practicable on August __, 2011.

We hope the Staff finds this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6141 or Linda Y. Kim at 212.806.6173.

Very truly yours,
/s/ Janna Manes
Janna Manes

cc:  Linda Y. Kim

THE LAZARD FUNDS, INC.
30 Rockefeller Plaza
New York, New York  10112

August __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Fund")
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By:
Tamar Goldstein Assistant Secretary

THE LAZARD FUNDS, INC.
30 Rockefeller Plaza
New York, New York  10112

August __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Fund")
Registration Statement on Form N-1A
(Registration Nos: 811-06312; 33-40682)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Post-Effective Amendment No. 61 to the above-referenced Registration Statement be accelerated so that it will become effective as soon as it may be practicable on August __, 2011.

Very truly yours,

THE LAZARD FUNDS, INC.

By:
Tamar Goldstein Assistant Secretary

LAZARD ASSET MANAGEMENT SECURITIES LLC
30 Rockefeller Plaza
New York, New York  10112

August __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Fund")
Registration Statement on Form N-1A
(Registration Nos: 811-06312; 33-40682)

As principal underwriter of the Fund, we hereby join the Fund in requesting that the effective date for Post-Effective Amendment No. 61 to the Fund's Registration Statement on Form N-1A be accelerated so that it will become effective as soon as it may be practicable on August __, 2011.

Very truly yours,

THE ASSET MANAGEMENT SECURITIES LLC

By:
Name: Title:	Brian D. Simon Chief Compliance Officer